Maxeon Solar Technologies, Ltd.

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

July 31, 2020

Re:	Maxeon Solar Technologies, Ltd.
Registration Statement on Form 20-F
File No. 001-39368

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Maxeon Solar Technologies, Ltd., a company incorporated under the laws of Singapore (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-39368) so as to become effective at 5:00 p.m. (Eastern Time) on August 4, 2020, or as soon as possible thereafter.

The Company has been informed by the NASDAQ Global Select Market (the “NASDAQ”) that the NASDAQ has certified to the Commission that the Company has been approved by the NASDAQ for listing and registration.

Please contact Bradley C. Brasser of Jones Day at 1-612-217-8886 or bcbrasser@jonesday.com or Randi C. Lesnick of Jones Day at 1-917-922-2660 or rclesnick@jonesday.com for any question you may have. Please notify Mr. Brasser and Ms. Lesnick when this request for acceleration has been granted.

Very truly yours,

/s/ Jeffrey W. Waters
Jeffrey W. Waters
Director

cc:	Vichheka Heang
(SunPower Corporation)